UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            -------------------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF

                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             CYBERFAST SYSTEMS, INC.
         --------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

               FLORIDA                                   13-5398600
 ------------------------------------------------------------------------------
   (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)

                           777 Yamato Road, Suite 116
                              Boca Raton, FL 33431
                        ---------------------------------
                    (Address of principal executive offices)

                    Issuer's telephone number: (561) 995-6255
                        ---------------------------------

           Securities to be registered under Section 12(b) of the Act:


                    Title of Each Class to be so Registered
               --------------------------------------------------
                                      None

                         Name of Each Exchange on Which
                         Each Class is to be Registered
                ------------------------------------------------
                                      None

           Securities to be registered under Section 12(g) of the Act:

                              CLASS A COMMON STOCK
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION

         BRIEF OVERVIEW

         Cyberfast Systems, Inc. (referred to as either "Cyberfast" or the "Company") is an international provider of data communications services operating primarily between the United States and underserved, underdeveloped or developing countries. Our network is capable of delivering voice over internet protocol ("VoIP") services as well as fax, data and video, together known as Internet Protocol Telephony ("IP Telephony") services.

         The Company's principal office is located at 777 Yamato Road, Suite 116, Boca Raton, FL 33431and its telephone number is (561) 995-6255.

         HISTORY

         We became public in a reverse merger. Pursuant to an Agreement and Plan of Reorganization dated November 10, 1998 (the "Reorganization"), a non-operating public shell corporation acquired 100% of the common stock of Cyberfast Network Systems Corp. and Budget-Calls Corporation, two of our subsidiaries, in exchange for 97.8% of its stock and changed its name from Smartfit Foundations, Inc. to Cyberfast Systems, Inc.

        The Company's subsidiaries were organized under the laws of Florida as follows:

        Budget-Calls Corporation                                 August 10, 1995

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

        Cyberfast Network Systems, Inc.                          August 7, 1996

        Boca Data Services, Inc.                                 May 20, 1999

INDUSTRY OVERVIEW

         According to industry sources, the global telecommunications market generates revenues in excess of $250 billion annually.

         The past few years have seen a world-wide explosion of communications over the Internet. The Internet is a worldwide public network enabling transfer and sharing of data information through a common communications protocol called Transmission Control Protocol/Internet Protocol. While voice is transported in the Public Switched Telephone Network ("PSTN") in the form of analog and digital signals via a two-way point-to-point communication network connecting copper lines on a global basis, data is transported over the Internet in the form of data packets.

         In 1995, with the invention of a computer telephone that allowed a user connected to the Internet to speak to another user on the Internet using a similarly equipped computer, a new industry began. This new industry, referred to as IP Telephony, is not an industry in itself, but rather a new method of transport for communications as the world shifts toward the use of a single, open network for all types of communications.

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         IP Telephony represents a new method for worldwide communications. IP
Telephony offers significant advantages over conventional telecommunications systems including significantly reduced equipment costs, improved bandwidth efficiency, direct routing of calls, lower costs and improved ease of network administration and delivery of multi-media services over a single network infrastructure. IP Telephony combines the low cost global reach of the Internet and the high quality and security of private Internet Protocol ("IP") based networks with the public telephone system's ease of access.

         The opportunity to make inexpensive calls to international destinations through the routing of communications (voice, data, and video) over the public Internet or privately managed networks rather than the PSTN is the dominant driver of IP Telephony today. This competitive advantage is based on the higher fees the traditional long-distance service providers are required to charge in order to manage their networks and by regulation. For every dime the long-distance carriers collect, about four cents is paid to the regional bell operating companies at each end of the connection. For international calls, that amount may be more, depending on the policies of the non-US carriers. In addition, calls on the PSTN are subject to a variety of taxes and surcharges, the most important of which are those used to support the Universal Service Fund, which subsidizes telephone services for rural and low-income users. IP networks, on the other hand, are statutorily defined as "information services" and are not presently subject to the same regulations as the traditional "telecommunications services" providers. While regulation of the IP Telephony market remains only a debate, it is possible that some form of regulation may eventually face the industry. Any future regulation of the IP Telephony industry may have a

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material adverse affect on our business. See "Risk Factors--Possible Regulation of IP Telephony".

         Piper Jaffray Equity Research estimates that:

         o In 1998 the total size of the IP Telephony industry was $419.3 million, of which $119.0 million was from services - a 407% increase in service revenues from 1997;

         o In 2003 the total size of the IP Telephony industry will be $14.7 billion, of which $8.6 billion will be from services;

         o Revenue for domestic-to-international IP Telephony services will grow from $86 million in 1998 to over $3.6 billion in 2003;

         o Of the estimated 476 million minutes of traffic traveled over IP Telephony networks in 1998, 57% was for VoIP;

         o Of the estimated 81.7 billion minutes of that will travel over IP Telephony networks in 2003, 63 billion minutes or 77% will come from VoIP.

Similar predictions of future IP Telephony growth rates are shared by others:

         o Hilary Mine, executive VP of Probe Research, Inc., a Cedar Knolls, N.J.-based market research firm, predicts worldwide IP Telephony service revenue will zoom to $14 billion in 2005; and

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

         o London-based telecommunications consultancy Phillips Tarifica Ltd. (a subsidiary of Phillips Publishing International, Inc. of Potomac, Md.), predicted last fall that 43 percent of all international phone traffic would travel over IP networks by 2003.

OUR OPERATIONS

         Cyberfast is an international provider of communications services operating primarily between the United States and underserved, underdeveloped or developing countries. We lease capacity on private fiber optic and satellite-based circuits from first-tier telecommunications carriers. These circuits originate in the United States and terminate in the underserved countries where we provide service. We then sell wholesale voice and data services to first-tier and second-tier carriers seeking to route calls to those underserved locations on a per-minute basis.

         Our customers sell VoIP and other IP Telephony services to other carriers, network operators and corporate customers. Our network allows our customers to complete their customer's calls in the areas where we provide service at a lower cost than the traditional long-distance telephone providers. This is partially due to the very long-term contracts the traditional long-distance telephone providers have entered into with countries all around the world at fixed settlement rates.

         Our IP network currently provides a lower-cost alternative to the traditional long distance telephone industry for the delivery of voice communications as well as providing us with the

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ability to offer any new services that may become available through applications developed specifically for IP based networks in the future.

         The rates our customers charge for IP Telephony services are generally less than the charges for the same service that the customer would pay to a primary seller of such services. Our customers' ability to undersell such primary sellers arises as a result of the use of the Internet and private IP networks to transmit its voice, fax and video data signals. Currently, the Federal Communications Commission (the "FCC") does not regulate companies that provide IP Telephony services as common carriers or telecommunications service providers nor does it require Internet service providers to pay access charges to originate or terminate their calls. This competitive advantage and resulting price differential in the cost of providing service is the basis of our customers' business. Any regulation that increases our customers' costs of providing service or reduces the cost to the traditional service providers will result in pricing pressures on our customers which, in turn, may affect the price we can competitively charge our customers and have a materially adverse effect on our business.

         Our facilities consist of state-of-the-art telecommunications switching and routing equipment which enables the reliable delivery of high quality voice and data signals over IP based circuits. Our domestic facilities are located in Boca Raton, FL. We have developed proprietary billing software which allows us to invoice our customers on a weekly basis. Payment is required to be made in U.S. dollars via wire transfer within 10 business days of invoice. The Company anticipates it will reduce this time to three business days within 45 days.

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

         Cyberfast seeks out and identifies underdeveloped countries that are currently underserved by IP based network providers. Voice communications to these underserved countries must, for the most part, be completed using one of the traditional long-distance networks, such as those owned by AT&T, MCI-WorldCom, and Sprint. These traditional voice networks have long-term higher-priced settlement contracts with the primary telephone company in each of these countries, are regulated and charge higher termination fees.

We base our decision to target a specific underdeveloped, underserved country for service based upon:

         o prior relationships of members of our management with persons involved in the telecommunications industry in that country;

         o whether that country has adopted a plan of deregulation of its telecommunications industry and, if so, the status of such plan; and

         o analysis of current services and prices offered by other data service providers to those countries.

         We then establish a relationship with a local party in the targeted underserved country that is capable of fulfilling our requirements in that foreign country. These requirements include that the party is capable of:

         o   staffing an office 24 hours per day seven days per week;

         o maintaining facilities in the foreign locations for housing our equipment and, if necessary, their equipment;

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

         o providing the necessary services to maintain all equipment to assure uninterrupted service;

         o negotiating and otherwise dealing with all local authorities at the specified destinations to assure the continued transmission of communications on the circuits; and

         o obtaining all required permits and/or licenses and otherwise complying with local law.

         Once we are satisfied of the local party's ability to fulfill our requirements, we enter into an agreement where the local party becomes a contractor for Cyberfast in the local area we target for service. In this Registration Statement the local contractor is referred to as our "Local Partner." However, we use the term Partner for convenience only and such use does not mean that the contractor is a partner in a legal sense or the particular agreement is a partnership agreement. We then install our equipment in our Local Partner's facilities. Our equipment consists of flexible gateway servers and routers and may also consist of microwave transmission equipment and repeaters where required. Our equipment is then connected with either our Local Partner's equipment or the local telephone company's equipment.

         Our equipment is capable of transmitting in both directions. However, there are laws in many of the foreign countries where we provide service which prohibit or otherwise regulate the outbound flow of communications from these countries. For this reason, we program our equipment at both the foreign location and at our domestic facilities to only allow transmissions in one direction - into the foreign countries.

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

         Our customers' lease DS-1 or T-1 circuits which terminate in our Boca Raton office equipment room. These circuits supply us with our customers' data which we, in turn, route through our network for termination in the foreign countries where we provide service.

--------------------------------------------------------------------------------
                            INSERT DIAGRAM OF NETWORK
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LEASES

         CIRCUIT LEASES

         We lease fiber optic and/or satellite-based circuits at fixed rates from first-tier telecommunications carriers which terminate in the foreign countries where we provide our service. We, in turn, sell access to these circuits to second-tier carriers on a per-minute basis.

         EQUIPMENT LEASES

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

         We lease state-of-the-art carrier-class equipment manufactured by Cisco Systems, Inc. ("Cisco") for use in our facilities. This equipment consists of highly scalable gateway servers, routers and switches capable of reliably transmitting voice, data and video signals over an IP based network. Our equipment lease is for a three year term which automatically renews on a yearly basis unless we provide 90 days notice of our decision not to renew. The lease provides us with the option of purchasing the equipment for the fair market value of used, well maintained equipment at the time the lease terminates. We are required to maintain the equipment at our own expense and have not entered into any service contract for maintenance. We believe our chief technical officer is capable of, and able to, maintain the equipment for its proper operation and in accordance with the provisions of the lease. We bear the risk of loss during the term of the lease and are required to maintain an insurance policy for the full replacement value of the equipment naming Cisco Systems Capital Corporation as loss payee. This Cisco equipment is installed at our Boca Raton, Florida facilities where it is available to transmit voice and data traffic for our customers 24-hours per day, 7-days per week.

         OFFICE LEASES

         We have commitments under a long-term operating lease for our executive offices in Boca Raton, Florida. We are also a party to a lease in Los Angeles, California which is prepaid through May 31, 2000 when it expires.

         We are currently not a party to any other long-term leases for office space. See Item 3. "Description of Property."

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

CURRENT AGREEMENTS TO PROVIDE SERVICE IN UNDERSERVED, UNDERDEVELOPED OR DEVELOPING COUNTRIES

         We have entered in agreements to provide services to underserved, underdeveloped or developing countries. The table below provides a number for the location of each circuit. For competitive purposes, we are not disclosing the city, country or general location. All circuits will be installed in underdeveloped or developing countries which we believe are underserved. The table also explains the date of one operational circuit, and the expected date of operation for the other circuits.

                          ------------------- ------------------------
                          1                   June 1999
                          ------------------- ------------------------
                          2                   September 1999
                          ------------------- ------------------------
                          3                   September 1999
                          ------------------- ------------------------
                          4                   October 1999
                          ------------------- ------------------------
                          5                   October 1999
                          ------------------- ------------------------
                          6                   October 1999
                          ------------------- ------------------------
                          7                   October 1999
                          ------------------- ------------------------
                          8                   November 1999
                          ------------------- ------------------------
                          9                   November 1999
                          ------------------- ------------------------
                          10                  November 1999
                          ------------------- ------------------------
                          11                  December 1999
                          ------------------- ------------------------
                          12                  December 1999
                          ------------------- ------------------------

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

         Our objective is to have between two and four customers for each country we serve. We currently limit the number of customers accessing our network to optimize the level of quality we can provide. Other networks frequently oversubscribe their networks resulting in a degradation of service. Due to the higher quality of service required for transmitting voice rather than data traffic, we configure our systems to provide voice-quality transmissions. Until advancements in technology allow a comparable level of quality to be achieved over a larger subscriber base, we will continue limiting the number of customers we serve to this optimal level. In addition, having a minimum of two customers for each country allows us to continue realizing revenue should one customer experience an interruption in service. Currently we have one customer for our existing circuit but are negotiating with three other customers.

REGULATORY MATTERS

         UNITED STATES

         The use of the Internet to provide telephone service is a recent market development. Currently, the FCC is considering whether to impose surcharges or additional regulations upon certain providers of Internet Telephony services. On April 10, 1998, the FCC issued its report to Congress concerning the implementation of the universal service provisions of the Telecommunications Act. In the report, the FCC indicated that it would examine the question of whether certain forms of phone-to-phone Internet Telephony are information services or telecommunications services. The FCC noted that it did not have, as of the date of the report, an adequate record on which to make a

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

definitive pronouncement. It further stated that the record suggested that certain forms of phone-to-phone Internet Telephony appear to have the same functionality as non-Internet telecommunications services and lack the characteristics that would render them information services. If the FCC were to determine that certain services are subject to similar FCC regulation as telecommunications services, the FCC may require providers of Internet Telephony services to make universal service contributions, pay access charges or be subject to traditional common carrier regulation. This may affect the viability of our customers' businesses and may have a material adverse effect on our business. In addition, the FCC sets the access charges on traditional telephone traffic and if it reduces these access charges, the cost of traditional long distance telephone calls will probably be lowered, thereby decreasing our customers' pricing advantage in their respective markets. This may put downward pressure on our pricing model to our customers, reduce our margins and have a materially adverse effect on our business.

         In February 1999, the FCC adopted an order concerning payment of reciprocal compensation that provides support for a possible finding by the FCC that providers of Internet Telephony must pay access charges for at least some subset of Internet Telephony services. If the FCC were to make such a finding, the payment of access charges could have a material adverse effect on our business.

         To our knowledge, there are currently no domestic and few foreign laws or regulations that prohibit voice communications over the Internet. State public utility commissions may retain jurisdiction to regulate the provision of intrastate Internet Telephony services. A number of countries that currently prohibit competition in the provision of voice communications have also

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

prohibited Internet Telephony. To our knowledge, there are no laws prohibiting Internet Telephony in the countries where we provide service. Other countries permit but regulate Internet Telephony. If Congress, the FCC, state regulatory agencies or foreign governments begin to regulate or increase their regulation of Internet Telephony, such regulation may have a material and adverse effect on our business.

FOREIGN CORRUPT PRACTICES ACT

         Upon effectiveness of this Registration Statement, we will be subject to the Foreign Corrupt Practices Act (the "Act"). The Act requires that all companies that file reports with the SEC:

         o must keep reasonably detailed books and records reflecting transactions and dispositions of assets;

         o must maintain a system of internal controls that include preparation of financial statements in conformity with generally accepted accounting principles and maintaining accountability for assets; and

         o can not make any kind of payment, whether considered bribery or not, to foreign government officials for the purpose of obtaining or retaining business or securing any improper advantage.

         The Act applies to companies directly and indirectly through intermediaries. The Act does contain a "knowledge" requirement for payments to or by an intermediary. However, the

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

Act permits facilitating payments to foreign officials for the purpose of expediting or securing routine governmental action by a foreign official.

         We believe we have fully complied with the Act.

         As a result of conducting business in foreign countries where the customs and business practices are different from the United States, we run the risk of the interruption of our business for substantial periods of time or even the termination of our ability to conduct business. Many of the countries where we conduct business do not have judicial systems that provide the protection from or expeditious resolution to certain unlawful actions which may be taken against our company or our Local Partner and, as a result, our business may be materially adversely affected. For example, at the end of the third quarter of 1998 the Company experienced an interruption in its primary circuit to a foreign country and its equipment was confiscated. The Company believes that the act of the foreign country was illegal and is pursuing the return of its equipment and the restoration of its circuit. As a result of the confiscation, the Company estimates that it lost approximately $3,000,000 in revenues in 1998.

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

RISK FACTORS

         Cyberfast's business is subject to a number of significant risks. Investors should carefully consider the risks described below and any additional risks contained in subsequent filings with the Securities and Exchange Commission and in our press releases. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

WORKING CAPITAL DEFICIENCY

         Because we had no revenues from November 1998 until June 1999, we have a working capital deficit. Our principal stockholders have provided loans since June 30, 1999 of $380,000. Until our operations provide positive cash flow, we will require additional working capital loans.

DOING BUSINESS IN FOREIGN COUNTRIES

         The Company operates in underdeveloped or developing countries where the customs and business practices are different than those in the United States. The laws and regulations in these countries may either not be adequately enforced or may be changed without notice resulting in an interruption of our service or confiscation of our and/or our Local Partner's equipment. Furthermore, the judicial system in these countries may not provide the preventive or remedial protections necessary to adequately protect our interests.

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

RELIANCE ON EQUIPMENT

         Our success depends on our ability to provide efficient and uninterrupted, high-quality services. Our systems and operations are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events that may or may not be beyond our control. The occurrence of any or all of these events could have a material adverse effect on our business.

RELIANCE ON THIRD PARTIES

         In each of the foreign countries where we provide service, we establish a contractual relationship with a Local Partner. This Local Partner is responsible for complying with local laws and regulation, obtaining the required licenses and permits, and maintaining and keeping the equipment and circuits operational in that country. To the extent that our Local Partner does not fulfill his contractual obligations, our business may be material adversely affected.

         The Company leases circuits from first-tier telecommunications carriers. If these carriers are unable to provide or expand their current levels of service to the Company, our operations could be materially adversely affected. Although leased lines are usually available from several alternative suppliers, there can be no assurance that the Company could obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. We are subject to risks relating to potential disruptions in such telecommunications services. No assurance can be given that significant interruptions of telecommunications services to the Company will not

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occur in the future. Changes in tariffs, regulations, or polices by any of the
Company's telecommunications providers may adversely affect our ability to offer our service on a commercially reasonable or profitable terms.

RELIANCE ON A SMALL NUMBER OF CUSTOMERS

         The Company sells its services to a limited number of customers. Each customer generated more than 10% of the revenues of the Company. In 1998, Star Telecom accounted for more than 50% of all our revenues. We currently operate under an agreement with our largest customer, IDT, Inc. which has accounted for all of our 1999 revenues. We are currently negotiating with three additional customers. Although we believe that there are a number of customers to which we can provide our services, changing business conditions may adversely affect us if we lose a major customer.

POSSIBLE REGULATION OF IP TELEPHONY

         Our customers use the Internet and private IP networks for the transmission of IP Telephony services which consists mainly of VoIP. Presently, the FCC does not regulate companies that provide Internet Telephony services as common carriers or telecommunications service providers. Notwithstanding the current state of the rules, the FCC's potential jurisdiction over the Internet is broad because the Internet relies on wire and radio communications facilities and services over which this regulatory authority has long-standing authority. Any regulations that affect the profitability or competitive advantage of our customers in the marketplace will, in turn, affect the prices we can competitively charge for our services and may result in a material adverse effect on our business.

COMPETITION

         Our success is based on our ability to provide our customers a high-quality lower cost method of providing international long distance services by carrying voice and data traffic over our leased IP circuits. In recent years, the price of long distance calls has fallen. The price of long distance calls may decline to a point where our customers no longer have a price advantage over these traditional long distance services. Our customers would then have to rely on factors other than price to differentiate their service, which they may not be able to do. Any resulting loss of business or reduction in margins for our customers may, in turn, lead to downward pressure on the price we can competitively charge for our service and may have a material adverse effect on our business.

         Some major long distance providers, such as AT&T, Deutsche Telecom, MCI WorldCom, and Qwest Communications, Inc. have entered or plan to enter the market for carrying voice over the Internet. These companies are larger than we are and have substantially greater resources than we do. Furthermore, these long distance providers may in the future plan to offer VoIP services to the countries where we provide service. We are currently not aware of any traditional long distance provider's plans to offer VoIP services to the countries where we currently or plan to provide service to. If these traditional long distance providers were to offer VoIP services to these countries, we may not be able to compete successfully.

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

NEED TO MANAGE OUR GROWTH

         In 1998 the Company experienced substantial growth of its revenues. The Company plans to continue to aggressively expand its operations. This planned growth, if it occurs, may place a strain on the Company's administrative, operational and financial resources. The Company's success will depend, in part, on its ability to manage its growth and to enhance its operational and financial controls. In order help manage this growth, the Company has recently recruited a chief operating officer who will be required to implement financial and other operational controls. The Company has limited management depth and no chief financial officer. Its management is increasingly focusing its attention on the expansion of the Company's by developing the relationships necessary to successfully deploy additional circuits in underserved countries. If the Company continues to grow in the future, for which no assurances can be given, it will need to be able to attract and retain highly experienced executives and employees capable of providing the necessary support. There can be no assurances that the Company will be able to successfully manage its future growth.

DEPENDENCE ON MANAGEMENT

         The Company's success to date has depended in large part on the skills and efforts of Edward Stackpole, the Company's president and chief executive officer. The Company has relied upon Mr. Stackpole to establish relationships with its customers, service providers, and various parties in the underserved countries where the Company provides service. If Mr.

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

Stackpole were to become unavailable, the business of the Company could be materially adversely affected.

LIMITED CAPITALIZATION AND OPERATING HISTORY

         The Company's subsidiaries commenced operations in August 10, 1995, August 7, 1996, and May 20, 1999 and financed their growth principally with revenues from operations. In addition to its limited operating history, the Company has limited capitalization. Investors should be aware that companies with limited capitalization and operating history have a high degree of risk.

POSSIBLE FLUCTUATIONS IN OPERATING RESULTS

         The Company has a limited operating history. Although revenues and operating income increased rapidly in 1998, that growth rate may not be indicative of future growth rates. To the extent that we experience any interruption in our ability to transmit communications for any reason, the results of operations for that quarter will be affected. From late September 1998 through early June 1999 we had no operational circuits and did not generate any revenues. For this reason, and in view of the Company's limited operating history, the Company believes that period-to-period comparisons of its past or future operating results may not be meaningful. Future results of operations may fluctuate significantly based upon numerous factors, including any foreign or domestic regulation or FCC ruling, pricing pressures which could lessen the competitive pricing advantage of our customers and reduce the traffic usage of our network, the

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

Company's ability to penetrate new markets and increases in competition. There can be no assurances that the Company will be profitable on a quarter-to-quarter basis or at all.

CONTROL BY MANAGEMENT

         Edward J Stackpole, the Company's chief executive officer, and his wife, Itir Stackpole, the Company's vice president, beneficially own approximately 30.2% of the Company's outstanding Class A Common Stock and 77.3% of the Company's Class B Common Stock. The Class B Common Stock is identical to the Class A Common Stock in all respects except that each share of Class B Common Stock has 10 votes in respect to each share of Class B Common Stock. Because of the number of shares and voting power attributed to the Class B Common Stock, the Stackpoles control 75.5% of the total voting power and are able to control the election of the Company's directors and thereby control the policies and operations of the Company.

CONTRACTUAL OBLIGATIONS TO MANAGEMENT

         Pursuant to employment agreements with the Company's key management personnel, the Company is obligated to pay an aggregate of 16.6% of its quarterly net pre-tax income to these persons in addition to their base salaries and stock options. There is no adjustment provision in the event the Company has a unprofitable quarter following a profitable quarter. This can have a material adverse effect on the Company's future results of operations.

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

ABSENCE OF INDEPENDENT DIRECTORS

         Cyberfast's Board of Directors consist of Edward and Itir Stackpole, who are its principal shareholders and husband and wife, and Mr. Stackpole's brother. Additionally, by contract Cyberfast has agreed to use its best efforts to appoint Alan Goldstein, its Chief Operating Officer, and Bert Perez, its Chief Technical Officer, to its board of directors. Even if Messrs. Goldstein and Perez are appointed, Cyberfast will have no independent directors. In order to list Cyberfast's Class A Common Stock on the Nasdaq Stock Market, it will be required to appoint two independent directors to its board of directors who must comprise a majority of the audit committee. At this time, the board of directors has no committees. Unless and until this occurs, the market for Cyberfast's Class A Common Stock may be adversely affected.

OUR BUSINESS MAY ENCOUNTER RISKS FROM THE YEAR 2000 WHICH ADVERSELY AFFECT US

         The Year 2000 problem is the inability of some software, hardware and systems to determine the correct century on January 1, 2000. For example, software with date-sensitive functions that are not Year 2000 compliant may not be able to determine whether "00" means 1900 or 2000, which may result in computer failures or the failure of the computer to produce accurate information. Our business, operating results and financial position could be materially adversely affected if our computer systems and third party suppliers are not Year 2000 compliant.

         All of our computer hardware and software and other equipment is new, and we believe it is therefore Year 2000 compliant. We have verified that our Cisco equipment is Year 2000

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

compliant by checking it against the list of Cisco certified Year 2000 compliant equipment listed on the Cisco Year 2000 Product Compliance website. Because we are dependent upon customers located in the United States and telecommunication companies located in third world countries, we are also dependent upon all of these parties being Year 2000 compliant. IDT, our current customer, recently advised us that it is Year 2000 compliant. We have not contacted any of the foreign telecommunication companies with which our equipment connects. Our risk is further complicated by the fact that foreign telecommunication companies may be dependent upon third parties all of which operate in an environment that has not had the degree of Year 2000 concern as we have experienced in the United States.

4,934,802 OF OUR TOTAL OUTSTANDING SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE PUBLICLY SOLD IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL

         We currently have outstanding 1,520,450 shares of Class A Common Stock and 4,540,050 shares of Class B Common Stock. Our shares of Class B Common Stock convert on a share-for-share basis into shares of Class A Common Stock at the option of the holders. Of these outstanding shares, 1,020,698 shares are not restricted and may be resold in the public market although the 4,755,500 shares held by our principal shareholders are required to be sold under Rule 144 of the Securities Act of 1933 which limits the amount of shares that can be sold at any time. The remaining outstanding shares are restricted and may be sold under Rule
144. Once this registration statement becomes effective, no sales of the Company's Class A Common Stock may be made under Rule 144 for a period of 90 days. On the 91st day following the effective date, Rule 144 will again become available.

         As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

OUR STOCK PRICE COULD FLUCTUATE DRAMATICALLY WHICH COULD RESULT IN SUBSTANTIAL LOSSES TO INVESTORS

         The trading price of our common stock has been volatile and could fluctuate dramatically in the future in response to the following factors, some of which are beyond our control:

         o changes in expectations of our future financial performance, including financial estimates we have made;

         o changes in operating and stock price performance of other telecommunication companies;

         o   future sales of our common stock;

         o   regulatory changes or actions taken by foreign governments; and

         o   or general economic factors.

In the past, the stock market has often experienced significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock.

LIMITATION OF LIABILITY

         The Florida Business Corporation Act provides that a director is not personally liable for monetary damages to us or any other person for breach of fiduciary duty, except under very limited circumstances. Such a provision makes it more difficult to assert a claim and obtain damages from a director in the event of his non-intentional breach of fiduciary duty.

SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         CERTAIN STATEMENTS MADE IN ITEM 1 OF THIS REGISTRATION STATEMENT "DESCRIPTION OF BUSINESS" INCLUDING THE RISK FACTORS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INCLUDE THE EXPECTED DATES THAT OUR CIRCUITS WILL BECOME OPERATIONAL AND OUR BELIEF THAT THERE ARE A NUMBER OF CUSTOMERS TO WHICH WE CAN PROVIDE OUR SERVICES. THESE STATEMENTS ARE BASED ON MANAGEMENT'S BELIEFS AND ASSUMPTIONS AND ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. OUR CIRCUITS MAY BE DELAYED OR NOT BECOME OPERATIONAL AS THE RESULT OF THE UNAVAILABILITY OF EQUIPMENT AND POLITICAL OR OTHER LOCAL DIFFICULTIES IN THE COUNTRIES WHERE WE EXPECT TO PROVIDE SERVICE. ADDITIONALLY, WE MAY NOT OBTAIN OTHER CUSTOMERS DUE TO CHANGES IN REGULATIONS OR ECONOMIC FACTORS WHICH REDUCE THE COMPETITIVE ADVANTAGE OF OUR SERVICE OR OUR CUSTOMERS' SERVICE.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION.

         The following discussion of our financial condition and results of operation should be read together with the financial statements and related notes included in another part of this registration statement. The financial statements for the years ended December 31, 1997 and 1998 are audited.

RESULTS OF OPERATIONS

         SIX MONTHS ENDED JUNE 30, 1998 AND 1999.

         For the six months ended June 30, 1999 our revenues were $341,668 in contrast to $6,049,411 for the six months ended June 30, 1998. The difference stems from the fact that in 1998 we had circuits in operation in a large developing country for the entire six month period and another circuit in operation in another large developing country for part of the six months. This year, we did not generate any revenue until June when our circuit in a small developing country commenced operations. Our gross profit margin decreased this year to approximately 38.3 percent from approximately 48.2 percent. The difference may be attributable to the shorter period of operations. Our general and administrative costs increased during the period ended June 30, 1999 to $1,300,998 from $822,187 during the six months ended June 30, 1998 primarily due to compensation expenses resulting from issuances of Class A Common Stock and warrants. Depreciation costs were substantially less during the six months ended June 30, 1999 because we had substantially less equipment and the period of time from the date of acquisition of the equipment until the end of the period was less. For the six months ended June 30, 1999, we sustained a loss from operations of $1,136,313 and a net loss after provision for income tax benefit of $974,313. This amounted to a loss per share of $.16. This loss included $716,850 resulting from the issuance of Class A Common Stock. During the quarter ending September 30, 1999, we will incur a charge of approximately $600,000 resulting from the issuance of 75,000 shares of Class A Common Stock in August 1999 to a consultant.

         YEARS ENDED DECEMBER 31, 1997 AND 1998

         For the year ended December 31, 1998, revenues increased by $5,482,529 or approximately 297% over 1997. The increase in revenues reflects our results in obtaining an agreement in a large developing country. We generated only limited revenue in the fourth quarter as a result of the expropriation of our equipment by one country to which we provided service in 1998. In November 1998, we sold our equipment and operating rights for the other country in which we conducted operations in 1998. We received $836,000 which was recorded as income for the period. Our gross profit margins increased substantially to 48.2% in 1998 from approximately 37.6% in 1997. Our gross profit margins increased because of our ability to reduce our costs for leasing circuits in relation to gross revenues. Moreover, our cost of system maintenance, while also higher in actual dollars, was proportionately less based upon our total revenues. System maintenance consists of all costs related to payments to local partners and to a third party which provides switching services and equipment maintenance. Our general and administrative costs increased by $974,410 or approximately 227% compared to 1997. This reflected our higher costs in generating more revenues. In 1998, we incurred $996,285 of termination costs resulting from the seizure of our equipment by a developing country in September 1998.

         Our net income for 1998 was $1,738,179 in contrast to $162,592 in 1997. Because we were subject to income taxes effective with the closing of the Reorganization on November 10th, our net income after tax was $1,738,179 in 1998. Our subsidiaries were Subchapter S corporations in 1997 and did not pay any taxes at the corporate level. Our financial statements show a pro forma tax computation which reflect how our results of operation would look if we had been taxed for the entire period as a C corporation. The pro forma tax information contained in our statement of income is unaudited. On a pro forma basis, net income after tax was $1,237,179 or $.21 per share based on 5,820,000 shares outstanding. Notwithstanding the net income provisions, we distributed to Edward and Itir Stackpole, our principal shareholders, Subchapter S distributions in 1998 of $2,292,045. In 1997, our subsidiaries distributed $162,592 to Mr. and Mrs. Stackpole.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash used in operating activities was $408,933 for the six months ended June 30, 1999 in contrast to net cash provided by operating activities of $2,823,721 for the six months ended June 30, 1998. This reflects the difference between the loss in 1999 in contrast to the substantial income in 1998. Net cash used by investing activities was $121,117 for the six months ended June 30, 1999 in contrast to $288,705 for the same period in 1998. The major component in each period consisted of the acquisition of equipment. In 1999, there was no net cash provided by or used by financing activities; for the same period in 1998, $1,738,965.00 of cash was used by financing activities consisting primarily of distributions to our subsidiaries' stockholders under Subchapter S of the Internal Revenue Code. At the time our subsidiaries were privately owned.

         Net cash provided by operating activities in 1998 was $2,587,989 and $816,829 for the year 1997. Cash provided by investing activities was $129,623 in 1998. In 1997 net cash used in investing activities was $476,722. Net cash used by financing activities was $2,358,045 in 1998 in contrast to $162,592 in 1997. The primary component in 1998 consisted of $2,292,045 representing subchapter S distributions.

         At June 30, 1999, we had a working capital deficit of approximately $339,000 and only $8,047 in cash. Since June 30, 1999, the Company's principal stockholders lent us $380,000. The loans are evidenced by promissory notes due on demand which bear 9% per annum interest. We are substantially dependent upon loans from our principal stockholders for short-term working capital. We anticipate that cash flow from operations will remove this dependence by September 1999, although we can not assure you that this will occur. Once our new circuits commence operating, we anticipate that on a short-term and long-term basis we will not have any working capital needs.

SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         CERTAIN STATEMENTS MADE IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION" ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INCLUDE OUR ANTICIPATION THAT OUR PRINCIPAL STOCKHOLDERS WILL SUPPLY WORKING CAPITAL LOANS, CASH FLOW FROM

OPERATIONS WILL REMOVE OUR DEPENDENCE ON LOANS FROM OUR PRINCIPAL STOCKHOLDERS BY SEPTEMBER 1999 AND THAT WE ANTICIPATE ON A SHORT-TERM AND LONG-TERM BASIS WE WILL NOT HAVE ANY WORKING CAPITAL NEEDS. THESE STATEMENTS ARE BASED ON MANAGEMENT'S BELIEFS AND ASSUMPTIONS AND ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. OUR PRINCIPAL STOCKHOLDERS MAY DISCONTINUE MAKING LOANS FOR PERSONAL REASONS. OUR BELIEFS THAT OUR DEPENDENCE ON LOANS FROM OUR PRINCIPAL STOCKHOLDERS MAY END AND OUR SHORT-TERM AND LONG-TERM WORKING CAPITAL NEEDS WILL BE MET ARE SUBJECT TO THE RISKS CONTAINED IN THE SAFE HARBOR DISCLOSURE IN ITEM 1 CONCERNING WHY OUR CIRCUITS MAY BE DELAYED OR NOT BECOME OPERATIONAL. THESE RISKS ARE INCORPORATED BY REFERENCE IN THIS SECTION.

ITEM 3.  DESCRIPTION OF PROPERTY

DOMESTIC LEASES

         The Company is a party to a long-term lease for its corporate offices in Boca Raton, Florida. The Company will also house and maintain its transmission facilities at this location. The lease expires on June 14, 2004. The lease payments for 1999 are $25,000; 2000 is $47,000; 2001 is $48,000; 2002
is $49,000; 2003 is $51,000; and 2004 is 25,000.

         The Company is also a party to an lease for office space in Los Angeles, California. The lease is prepaid until May 31, 2000, at which time the lease expires.

FOREIGN LEASES

         The Company is not a party to any lease in any foreign country.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table provides certain information as of August 25, 1999 concerning the beneficial ownership of the Company's voting stock held by each director; each person known by us to be the beneficial owner of at least 5% of the Company's voting stock; and all executive officers and directors as a group.

----------------------- ---------------------------------------- -------------------------------- --------------------
                        NAME AND ADDRESS                         AMOUNT AND NATURE OF                 PERCENT OF
TITLE OF CLASS          OF BENEFICIAL OWNER                      BENEFICIAL OWNERSHIP(1)(2)           VOTING POWER
----------------------- ---------------------------------------- -------------------------------- --------------------
Class A and
Class B                 Edward J. and Itir Stackpole(3)                         5,055,500                75.5%
Common Stock            777 Yamato Road, Suite 1116
                        Boca Raton, FL 33431
Class A and
Class B                 Oguz Stackpole                                          1,091,000                20.9%
Common Stock            30 Garrison Street
                        Boston, MA 02116

Class A
Common Stock            M. Dowell Stackpole(5)                                     57,000                  *
                        6650 St. Andrews Avenue
                        Fort Worth, TX 76132
----------------------- ---------------------------------------- -------------------------------- --------------------
All directors and executive officers of the
Company as a group (4 persons) (4)                                              6,563,500                75.6%
* Less than 1% of voting power
---------------------------------------------------------------- -------------------------------- --------------------

(1) This table includes the Class A and the Class B Common Stock. Each share of Class B Common Stock has 10 votes per shares in relation to the Class A Common Stock which has one vote per share.

(2) Beneficial ownership exists when a person has either the power to vote or sell our Common Stock. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date whether upon the exercise of options or otherwise.

(3) Includes 300,000 shares of Class A Common Stock underlying vested options.

(4) Includes 10,000 shares of Class A Common Stock and 50,000 shares of Class A Common Stock underlying vested options granted to Alan Goldstein, the Company's chief operating officer, and Bert Perez, the Company's chief technical officer and 300,000 shares of Class A Common Stock underlying vested options granted to Edward J. and Itir Stackpole.

(5) Includes 7,000 shares of Class A Common Stock held by Mr. M. Dowell Stackpole's wife and six children, of which he is deemed to be a benefical owner.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table provides important information concerning our directors and executive officers.

---------------------------------- ---------------------------------------------------------
NAME                               POSITION
---------------------------------- ---------------------------------------------------------
Edward J. Stackpole                Co-chairman of the Board of Directors and President
                                   (Chief Executive Officer)
---------------------------------- ---------------------------------------------------------
Itir Stackpole                     Co-chairman of the Board of Directors and
                                   Vice President
---------------------------------- ---------------------------------------------------------
Alan Goldstein                     Chief Operating Officer,
                                   Secretary and Treasurer
---------------------------------- ---------------------------------------------------------
Bert Perez                         Chief Technical Officer
---------------------------------- ---------------------------------------------------------
M. Dowell Stackpole                Director
---------------------------------- ---------------------------------------------------------


         Edward J. Stackpole founded our subsidiaries. Commencing in August, 1995, Mr. Stackpole was president of our subsidiaries and, since our Reorganization in November 1998, has been our president and co-chairman of our board of directors. For six years prior to that date, Mr. Stackpole was the general partner of EJS Associates which distributed AT&T equipment in Turkey.

         Itir Stackpole co-founded our subsidiaries. Commencing in August 1995, Mrs. Stackpole was vice president of our subsidiaries and, since our reorganization in November 1998, has held the office of vice president and is co-chairman of our board of directors. Mrs. Stackpole was also general partner of EJS Associates in Turkey from 1989 through August 1995.

         Alan Goldstein became our chief operating officer on June 1, 1999. From 1993 through 1999, Mr. Goldstein was employed by Sprint Communications, Inc. in Fort Lauderdale, Florida. Mr. Goldstein began his career at Sprint as a senior account executive responsible for developing the South Florida territory. After receiving numerous top performer awards, he was promoted to branch manager in 1997. As branch manager, Mr. Goldstein developed one of Sprint's top revenue producing customers and managed a team of sales professionals which comprised the number two branch in the country.

         Bert Perez became our chief technical officer on June 1, 1999. From 1992 through 1999, Mr. Perez was employed by Sprint Communications, Inc. in South Florida as their data support manager. Mr. Perez has extensive knowledge of many networking technologies, software platforms, and hardware and was responsible for designing networking solutions for Sprint customers and providing technical support to the South Florida sales team.

         Mr. M. Dowell Stackpole became a director in December 1998. Mr. Stackpole is currently employed as an analyst for Taylor & Company, a private investment firm. Mr.

Stackpole was also employed by Taylor & Company as an analyst from August 1991 through January 1994. For the period of January 1, 1994 through January 1995, Mr. Stackpole was employed as an analyst at HGK Investments, Ltd., a licensed broker-dealer. Mr. Stackpole is the brother of Mr. Edward J. Stackpole, our president and chief executive officer.

ITEM 6.  EXECUTIVE COMPENSATION

         Provided is information with respect to compensation paid by us for 1998 to our chief executive officer and other officers whose compensation exceeded $100,000 for 1998.

                               ANNUAL COMPENSATION

                   (a)                       (b)         (c)                  (e)                   (i)
                                                                         OTHER ANNUAL            ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR      SALARY          COMPENSATION ($)       COMPENSATION ($)
---------------------------                  ----      ------          ----------------       ----------------
                                                         ($)
                                                         ---
Edward J. Stackpole, chief executive         1998         0                    0               $1,146,022.50 *
officer

Itir Stackpole, vice president               1998         0                    0               $1,146,022.50 *

Ridvan Ali Gurkan, vice president,           1998         0               $345,000**                  0
international operations



* In 1998 our subsidiaries were taxed under Subchapter S of the Internal Revenue Code. The Edward and Itir Stackpole, as holders of 100% of the stock of Cyberfast Network Systems, Inc, received the Subchapter S distribution. One-half is imputed to each to avoid a misleading impression.

** Represents commissions.

         On January 1, 1999, Mr. Edward J. Stackpole entered into a three-year employment agreement with the Company at an annual salary of $300,000 per year and a quarterly bonus equal to 5% of the Company's net pre-tax quarterly income. Mr. Stackpole was also granted 600,000 non-qualified stock options exercisable at $4.00 per share over a 10-year period which vest in increments of 50,000 options quarterly, provided that Mr. Stackpole is still employed on the last day of each quarter. Mr. Stackpole receives an automobile allowance of $2,000 per month and car insurance of approximately $2,000 per year.

         On January 1, 1999 Mrs. Itir Stackpole entered into a three-year employment agreement with the Company at an annual salary of $250,000 per year and a quarterly bonus equal to 5% of the Company's net pre-tax quarterly income. Mrs. Stackpole was also granted 600,000 non qualified options at $4.00 per share over a 10-year period which vest in increments of 50,000 options quarterly, provided that Mrs. Stackpole is still employed on the last day of each quarter. We pay Mrs. Stackpole's automobile insurance of approximately $2,000 per year.

         Effective June 1, 1999, Mr. Alan T. Goldstein entered into a three-year employment agreement with the Company at an annual salary of $100,000 per year. Mr. Goldstein also receives a quarterly bonus equal to 3.3% of the Company's net pre-tax quarterly income. He received a signing bonus of 10,000 shares of the Company's Class A Common Stock, of which 5,000 vested immediately and 5,000 shall vest on December 1, 1999 provided Mr. Goldstein is employed by the Company on that date. He was granted 300,000 non-qualified options exercisable at $5.00 per share over a 10-year period which vest in increments of 25,000 options quarterly, provided that Mr. Goldstein is still employed on the last day of each quarter.

         Effective on June 1, 1999, Mr. Bert Perez entered into a three-year employment agreement with the Company at an annual salary of $100,000 per year. Mr. Perez also receives a quarterly bonus equal to 3.3% of the Company's net pre-tax quarterly income. He received a signing bonus of 10,000 shares of the Company's Class A Common Stock, of which 5,000 vested immediately and 5,000 shares shall vest on December 1, 1999 provided Mr. Perez is employed by the Company on that date. Mr. Perez was granted 300,000 non qualified options exercisable at $5.00 per share over a 10-year period which vest in increments of 25,000 options quarterly, provided that Mr. Perez is still employed on the last day of each quarter.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following table describes the shares that we issued to our management and persons who were beneficial owners of more than five percent of our common stock as part of the November 1998 Reorganization:

----------------------------------------- --------------------------------------------
SHAREHOLDER NAME                          NUMBER AND CLASS OF SHARES ISSUED
----------------------------------------- --------------------------------------------
Edward J. and Itir Stackpole              251, 044 shares of Class A Common Stock
                                          3,507,400 shares of Class B Common Stock
----------------------------------------- --------------------------------------------
Oguz Stackpole(1)                         198,800 shares of Class A Common Stock
                                          965,200 shares of Class B Common Stock
----------------------------------------- --------------------------------------------
Ali Gurkan(2)                             67,450 shares of Class A Common Stock
                                          49,806 shares of Class B Common Stock
----------------------------------------- --------------------------------------------
Kenneth Greenberg(3)(4)                   70,350 shares of Class A Common Stock
                                          209,950 shares of Class B Common Stock
----------------------------------------- --------------------------------------------

(1)      Son of Mr. and Mrs. Stackpole.
(2)      Mr. Gurkin was a director at the time of the Reorganization.
(3) Mr. Greenberg was an officer at the time of the Reorganization. Includes 50,350 shares of Class A Common Stock issued to Greengold International Corp., of which Mr. Greenberg was an affiliate.
(4) Issued to Greengold International Corp. a corporation of which Mr. Greenberg is an affiliate.

         Mr. and Mrs. Stackpole lent the Company $380,000 subsequent to June 30, 1999. As of June 30, 1999, we owed Mr. and Mrs. Stackpole $185,669 for accrued salaries. Since that date, their salaries have continued to accrue. As cash flow permits, we will repay Mr. and Mrs. Stackpole.

         We granted Mr. M. Dowell Stackpole 58,000 shares of Class A Common Stock on in January 1999 as compensation for joining our board of directors.

ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL

         The authorized capital stock of Cyberfast consists of an aggregate of 50,000,000 shares, composed of (i) 5,000 shares of preferred stock, $100.00 par value per share, (ii) 40,250,000 shares of Class A Common Stock, $0.01 per share, and (iii) 4,750,000 shares of Class B Common Stock, $0.01 per share.

CLASS A COMMON STOCK

         Holders of Class A Common Stock have one vote per share on each matter submitted to a vote of the shareholders and a ratable right to the net assets of Cyberfast upon liquidation. Holders of the Class A Common Stock do not have preemptive rights to purchase additional shares of Class A common stock or other subscription rights. The Class A Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Class A Common Stock are entitled to share equally in the dividends from legally available sources as determined by the board of directors, subject to any preferential dividend rights of the preferred stock. Upon dissolution or liquidation of Cyberfast, whether voluntary or involuntary, holders of the Class A Common Stock are entitled to receive assets of Cyberfast for distribution to the shareholders, subject to any preferential right of the preferred stock. All outstanding shares of Class A Common Stock are fully paid and non-assessable. As of the date of this Registration Statement, 1,490,450 shares of Class A Common Stock are outstanding.

CLASS B COMMON STOCK

         The Class B Common Stock and the Class A Common Stock are substantially identical, except that:

         o the holders of the Class B Common Stock have 10 votes per share and the holders of the Class A Common Stock have one vote per share on each matter considered by shareholders,

         o upon sale, except a gift, of the Class B Common Stock shall automatically be converted into an equal number of fully-paid and non-assessable shares of Class A Common Stock, and

         o each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time.

         77.25% of the authorized and outstanding Class B Common Stock is held by Edward J. and Itir Stackpole. Because of the number of shares and voting power attributed to the Class B Common Stock, the Stackpoles are able to control the election of Cyberfast's directors and thereby control the policies and operations of Cyberfast. Thus, the holders of the Class A Common Stock may be deprived of an opportunity to sell their shares at a premium over prevailing market prices to a party interested in effectuating a business combination with Cyberfast because of the control of the Stackpoles.

PREFERRED STOCK

         Preferred stock may be issued from time to time in one or more series. The board of directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon any series of preferred stock and to fix the number of such shares

         There are no shares of preferred stock outstanding.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICES OF SECURITIES

         Cyberfast's common stock trades on the OTCBB under the symbol CYSI. Prior to trading as CYSI, the Company traded as SXFT during part of the fourth quarter of 1998. The following table sets forth the prices as reported to Cyberfast by the OTCBB for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

---------------- ----------------------- ---------------------------- ----------------------------
                 CYSI                               HIGH                          LOW
---------------- ----------------------- ---------------------------- ----------------------------
1999             Second Quarter                    $19.44                        $2.38
---------------- ----------------------- ---------------------------- ----------------------------
                 First Quarter                      $5.25                        $2.13
---------------- ----------------------- ---------------------------- ----------------------------

---------------- ----------------------- ---------------------------- ----------------------------
1998             Fourth Quarter                     $5.38                        $2.25
---------------- ----------------------- ---------------------------- ----------------------------

---------------- ----------------------- ---------------------------- ----------------------------
                 SXFT                               HIGH                          LOW
---------------- ----------------------- ---------------------------- ----------------------------
1998             Fourth Quarter                      $.05                         $.05
---------------- ----------------------- ---------------------------- ----------------------------

         As of August 25, 1999, there were approximately 530 beneficial holders of the Company's common stock.

         The Company did not pay dividends on its common stock in 1997 or 1998 and it does not anticipate paying any dividends thereon in the foreseeable future. Our subsidiaries did make subchapter S distributions to their former shareholders.

ITEM 2.  LEGAL PROCEEDINGS

Not Applicable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years, the following persons and entities acquired shares of stock and other securities from us as set forth in the table below.

                                                                         AMOUNT OF            CONSIDERATION
SHAREHOLDER                  CLASS OF SECURITIES     DATE SOLD           SECURITIES SOLD      RECEIVED
-----------                  -------------------     ---------           ---------------      --------
Edward J. Stackpole          Class B                                                          923 shares of
                             Common Stock            11/10/1998          1,753,700(1)         Cyberfast Network
                                                                                              Systems, Inc. and
                                                                                              923 shares of
                                                                                              Budget-calls Corp.

Itir Stackpole               Class B                                                          923 shares of
                             Common Stock            11/10/1998          1,753,700(1)         Cyberfast Network
                                                                                              Systems, Inc. and
                                                                                              923 shares of
                                                                                              Budget-calls Corp.

Oguz Stackpole               Class B                                                          508 shares of
                             Common Stock            11/10/1998            965,200(1)         Cyberfast Network
                                                                                              Systems, Inc. and
                                                                                              508 shares of
                                                                                              Budget-calls Corp.


                                                                         AMOUNT OF            CONSIDERATION
SHAREHOLDER                  CLASS OF SECURITIES     DATE SOLD           SECURITIES SOLD      RECEIVED
-----------                  -------------------     ---------           ---------------      --------
Greengold International      Class B                                                          221 shares of
Corp.                        Common Stock            11/10/1998          209,950(1)           Cyberfast
                                                                                              Network Systems,
                                                                                              Inc.

Ali Gurkan                   Class B                                                          71 shares of
                             Common Stock            11/10/1998           67,450(1)           Cyberfast Network
                                                                                              Systems, Inc.

Edward J. Stackpole          Class A                                                          Services rendered
                             Common Stock            11/10/1998          125,522(1)

Itir Stackpole               Class A                                                          Services rendered
                             Common Stock            11/10/1998          125,522(2)

Oguz Stackpole               Class A                                                          Services rendered
                             Common Stock            11/10/1998          198,800(2)

Greengold International      Class A                                                          Services rendered
Corp.                        Common Stock            11/10/1998           50,350(2)

Ali Gurkan                   Class A                                                          Services rendered
                             Common Stock            11/10/1998           49,806(2)

Kenneth Greenberg            Class A                                                          Services rendered
                             Common Stock            11/10/1998           20,000(3)

Peter Goldstein              Class A                                                          Services rendered
                             Common Stock            11/10/1998           20,000(3)

Jeffrey Gerstein             Class A                                                          Services rendered
                             Common Stock            11/10/1998            4,800(3)

Robert Weinberg              Class A                                                          Services rendered
                             Common Stock            11/10/1998           10,000(3)

Marjorie Weinberg Trust      Class A                                                          Services rendered
                             Common Stock            11/10/1998           28,200(3)

Bridgestone Capital Group,   Class A                                                          Services rendered
LLC                          Common Stock            11/10/1998          127,900(3)

Kading Companies, S.A.       Class A                                                          Services rendered


S.A.                         Common Stock            11/10/1998           17,000(3)

Robert Koester               Class A                                                          Services rendered
                             Common Stock            11/10/1998            3,500(3)

David Rakiec                 Class A                                                          Services rendered
                             Common Stock            11/10/1998            3,500(3)

Olympic Capital Group,       Class A                                                          Services rendered
Inc. and Designees           Common Stock            11/10/1998          115,735(3)

Cosmo A. Palmieri            Class A                                                          Services rendered
                             Common Stock            11/10/1998           41,100(3)

M. Dowell Stackpole          Class A                 1/1/1999             58,000(3)           Inducement to join the
                             Common Stock                                                     board of directors

Douglas Blackwell            Class A                 1/6/1999              7,500(3)(4)        Services rendered
                             Common Stock

Advantage Marketing and      Class A                 4/5/1999             50,000(3)           Promissory note
Capital, Inc.                Common Stock

European Network Group       Class A                 4/7/1999             20,000(3)           Fee
Society                      Common Stock

Alan T. Goldstein            Class A                                                          Signing bonus pursuant
                             Common Stock            06/01/1999           10,000(3)           to an employment
                                                                                              agreement with the
                                                                                              Company

Bert Perez                   Class A                                                          Signing bonus
                             Common Stock            06/01/1999           10,000(3)           pursuant to  an
                                                                                              employment agreement
                                                                                              with the Company
Boru Enterprises, Inc.       Class A                 8/13/1999
                             Common Stock                                 75,000(3)           Services rendered


(1) The issuance of the 4,750,000 shares of Class B Common Stock to the shareholders of Cyberfast Network Systems, Inc. and Budget-Calls Corporation was exempt under Section 4(2) of the Securities Act of 1933 as a non-public offering. The Class B Common Stock was sold to five persons that exchanged their shares of Cyberfast Network Systems, Inc. for shares of Cyberfast Systems, Inc. Each of these person executed appropriate investment letters and had access to information concerning Cyberfast so that he could fend for himself.

(2) The issuance of 550,000 shares of Class A Common Stock to the management of Cyberfast Network Systems, Inc. for services rendered was exempt under Section 3(b) of the Securities Act of 1933 and Rule 504 promulgated thereunder.

(3) The sale of shares of Class A Common Stock was exempt under Section 4(2) of the Securities Act. Each person acquired the shares for investment and had access to information concerning Cyberfast.

(4) The table does not include 10,000 shares issuable to Mr. Blackwell as a fee as of June 30, 1999. The shares have not been issued as of the date of this registration statement.

ITEM 5.  INDEX OF EXHIBITS

2.       Plan of Reorganization
3.       Articles of Incorporation
3.1 Articles of Amendment to the Articles of Incorporation of Smartfit Foundations, Inc.
3.2      Amendment to the Articles of Incorporation of Cyberfast Systems, Inc.
3.3      Bylaws
10       Cisco Equipment Lease
11       Statement regarding computation of per share earnings*
21       Subsidiaries
27       Financial Data Schedule*
----------
* To be filed by Amendment

                                    SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 7, 1999             Cyberfast Systems, Inc.

                               By: /s/ Edward J. Stackpole
                                   ---------------------------------------------
                                   Edward J. Stackpole,  Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT                     DESCRIPTION
-------                     -----------
2.                 Plan of Reorganization
3.                 Articles of Incorporation
3.1                Articles of Amendment to the Articles of Incorporation of
                   Smartfit Foundations, Inc.
3.2                Amendment to the Articles of Incorporation of Cyberfast
                   Systems, Inc.
3.3                Bylaws
10                 Cisco Equipment Lease
21                 Subsidiaries